

June 6, 2011

Mr. Philip D. Ankeny
Senior Vice President and Chief Financial Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

     Re: SurModics, Inc.
             Form 10-K for Fiscal Year Ended September 30, 2010
             Form 10-Q for the Quarter Ended December 31, 2010
             File No. 000-23837

Dear Mr. Ankeny:

We have reviewed your May 26, 2011 response to our May 12, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter Ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 17

1. We note your response to comment 3 that refers to your discussions with a number of interested parties regarding the potential sale of your Pharmaceuticals business and your expectation that these activities will be concluded by the end of calendar year 2011. You also have disclosed that in December 2010, your Board authorized you to explore strategic alternatives for the Pharmaceutical business, and you have retained a financial advisor to facilitate this process. Considering these activities, please tell us how you determined that that this planned sale did not require classification of your Pharmaceuticals business as assets held-for-sale at December 31, 2010. As part of your response, please address how you considered the criteria set forth in ASC 360-10-45-9.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant